UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Digital, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

(CUSIP Number of Common Stock Underlying Warrants)

Mr. David Olert, Chief Financial Officer
Monster Digital, Inc.
2655 First Street, Suite 250
Simi Valley, California 93065
(805) 915-4775

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Thomas J. Poletti, Esq.
Manatt, Phelps & Phillips, LLP
695 Town Center Drive, 14th Floor
Costa Mesa, CA 92626
(714) 371-2500

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$1,866,052	$216.84

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise warrants to purchase an aggregate of 2,396,676 shares of common stock, consisting of outstanding warrants held by holders of record as of September 19, 2017 to purchase (i) 1,405,007 shares of the Company’s common stock at an exercise price of $5.625 per share issued to holders of promissory notes, Series A Convertible Preferred stock and other indebtedness upon conversion of such indebtedness and preferred stock in connection with the Company’s initial public offering which closing occurred in July 2016 (the “Conversion Warrants”), (ii) 888,858 at an exercise price of $2.00 per share, issued to investors participating in and brokers assisting with certain of the Company’s private placement financings which closings occurred from January 2017 to September 2017 (the “$2.00 Warrants”),(iii) 64,668 issued to the placement agent and its assignees of the Company’s private placement financings with respect to which closings occurred from October 2012 to January 2015 (35,547 between at an exercise price of $14.85 per share and 29,121 an exercise price of $22.28 per share (together the “Placement Agent’s Warrants”), and (iv) 38,143 issued to the Company’s public relations firm (6,004 in January 2017 at an exercise price of $5.00 per share, 7,230 in January 2017 at an exercise price of $7.00 per share, 9,986 in March 2017 at an exercise price of $9.00 per share and 14,923 in March 2017 at an exercise price of $11.00 per share) (together the “PR Warrants”). The shares of common stock underlying the Conversion Warrants, the $2.00 Warrants, the Placement Agent Warrants and the PR Warrants are known together as the “Warrant Shares”. The Conversion Warrants, the $2.00 Warrants, the Placement Agent Warrants and the PR Warrants are known together as the “Original Warrants”.

The transaction value is calculated pursuant to Rule 0-11 using $0.7786 per share of common stock, which represents the average of the high and low sales price of the common stock on September 19, 2017.

(2)	Calculated by multiplying the transaction value by .0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $231.21 Form or Registration Number: 5-90111	Filing Party: Monster Digital, Inc. Date Filed: September 25, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2017 and Amendment No. 1 thereto filed with the SEC on October 12, 2017 (together the “Schedule TO”), relating to an offer by Monster Digital, Inc. (the “Company”) to amend warrants to purchase an aggregate of 2,396,676 shares of common stock issued to (i) holders of promissory notes, Series A Convertible Preferred stock and other indebtedness upon conversion of such indebtedness and preferred stock in connection with the Company’s initial public offering which closing occurred in July 2016, (ii) investors participating in and brokers assisting with certain of the Company’s private placement financings which closings occurred from January 2017 to September 2017, (iii) the placement agent and its assignees of the Company’s private placement financings with respect to which closings occurred from October 2012 to January 2015 and (iv) the Company’s public relations firm.

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related Offering Materials, as the same may be further amended or supplemented hereafter and filed with the SEC.

Table of Contents

Page

Item 12. EXHIBITS	1

SIGNATURE	2

EX-99(a)(1)(B)

EX-99(a)(1)(C)

EX-99(a)(1)(F)

i

Item 12.	EXHIBITS.

This Amendment No. 2 amends and restates Item 12 of the schedule to as follows:

The following are attached as exhibits to this Schedule TO:

(a)	(1) Letter to Holders of Original Warrants* (A)

(1)    Offer to Amend and Exercise

(B)

(1)     Form of Election to Consent, Participate and Exercise Warrant
(C)

(1)     Form of Notice of Withdrawal*
(D)

(1)     Form of Amendment to Original Warrant (with respect to Conversion Warrants)*
(E)(i)

(1)     Form of Amendment to Original Warrant (with respect to $2.00 Warrants)*
(E)(ii)

(1)     Form of Amendment to Original Warrant (with respect to Placement Agent’s Warrants)*
(E)(iii)

(1)     Form of Amendment to Original Warrant (with respect to PR Warrants)*
(E)(iv)

(1)     Form of Supplemental Information letter to Holders of Original Warrants.
(F)

(b)	Not applicable.

(d)	Warrant Agent Agreement, dated September 18, 2017, by and between the Company and Westpark Capital, Inc.*

(e)	None.

(f)	None.

(g)	None.

(h)	None.

*	Previously filed

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONSTER DIGITAL, INC.

	By:	/s/ David H. Clarke
Name: David H. Clarke
Title: Chief Executive Officer
(Principal Executive Officer)

Date: October 17, 2017

2